Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

February 10, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 10, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Jaguar Global Growth Corporation I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Rights entitling the holder thereof to receive one-twelfth (1/12) of one Class A ordinary share of the Company

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi